Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 3, 2019

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	September 30, 2019	September 13, 2019
Series D	0.31142	September 27, 2019
Series E	0.18188	September 30, 2019
Series F	0.24768	September 27, 2019
Series G	0.207375	September 30, 2019
Series H	0.27344	September 27, 2019
Series I	0.23175	September 30, 2019
Series J	0.29211	September 27, 2019
Series K	0.291938	September 30, 2019
Series M	0.296875	September 30, 2019

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the September 30, 2019 to December 30, 2019 dividend period for its floating rate preferred shares.  The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.20684	4.78801	0.30171
Series F	0.95731	3.79801	0.23933
Series H	1.05813	4.19801	0.26453
Series J	1.13122	4.48801	0.28281

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946